FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
athe Securities Exchange Act of 1934

For period ending February 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of
Directors and Persons Discharging Managerial Responsibility

Vesting of Conditional Share Awards

This notification sets out information relating to the vesting of conditional share awards under the GlaxoSmithKline 2009 Performance Share Plan (the "Performance Share Plan") and the 2009 Deferred Annual Bonus Plan (the "Deferred Annual Bonus Plan").

This announcement covers vesting of awards made to Corporate Executive Team members in 2012.  It also covers vesting of awards made to senior executives in 2012 who have subsequently been designated as Persons Discharging Managerial Responsibility.

2012 Performance Share Plan Awards
The awards made to the individuals listed in the table below were subject to the following performance conditions measured over the three year performance period from 1 January 2012 to 31 December 2014:

a)   25% of the award was subject to an adjusted free cash flow target.  The Company did not meet the threshold level of performance for adjusted free cash flow for the three year period and therefore the Remuneration Committee has confirmed that this element of the award lapsed in full.

b)   25% of the award was subject to a TSR measure.  For the three years ending 31 December 2014, the Company's TSR ranked 10th (i.e. below median) against a comparator group of 10 global pharmaceutical companies including GSK and therefore the Remuneration Committee has confirmed that this element of the award lapsed in full.

c)   25% of the award was subject to an R&D New Products sales measure.  The Company achieved New Product Sales above threshold for the three year period and the Remuneration Committee has confirmed that 27% of this element of the award vested, i.e. 6.75% of the total award.

d)   25% of the award was subject to a Business Diversification measure, measuring sales in Vaccines, Consumer Healthcare, Dermatology and Emerging Markets Asia Pacific and Japan.  The Company achieved sales above threshold for the three year period and the Remuneration Committee has confirmed that 27% of this element of the award vested, i.e. 6.75% of the total award.

Therefore 13.5% of the total award vested.

The table below shows the proportion of these Performance Share Plan awards that vested and lapsed on 12 February 2015.  This does not include dividends reinvested since the date of grant.  These will be subject to a later announcement once the final number of dividend shares has been determined:

	Awards which have vested		Awards which have lapsed
	Ordinary Shares	ADS	Ordinary Shares	ADS
Sir Andrew Witty*	59,660		382,266
Mr S Dingemans*	22,969		147,172
Dr M Slaoui*		17,510		112,190
Ms D Connelly		7,252		46,463
Mr A Hussain	15,011		96,178
Mr W Louv		5,136		32,912
Mr D Redfern	8,605		55,134
Ms C Thomas	11,282		72,287
Mr P Thomson	5,736		36,756
Mr D Troy		9,518		60,983
Mr P Vallance	21,990		140,899
Ms E Walmsley	13,003		83,314
* denotes an Executive Director
**25% of Sir Andrew Witty's vested shares (i.e., 14,915 ordinary shares) will be held back, "the holding tranche", for an additional two years as agreed with shareholders beginning with his 2012 Performance Share Plan award

2012 Deferred Annual Bonus Awards

In 2012, the following individuals elected to defer part of their 2011 annual bonus into shares under the Deferred Annual Bonus Plan (Deferred Shares).  These awards are matched up to one-for-one depending on the achievement of performance measures (Matching Shares).  The performance measures were the same as for the 2012 Performance Share Plan awards described above and were measured over the same three years to 31 December 2014.

Individuals could elect whether to defer part of their bonus on a pre or post tax basis.  For awards to UK-based individuals, Deferred and Matching shares were granted as nil-cost options over Ordinary Shares.  For awards to US-based individuals, awards of Deferred and Matching shares were granted as conditional awards of ADSs (co-investment shares in the case of post tax Deferred Shares for US-based individuals).

The table below shows the pre tax Deferred Shares that will vest on the third anniversary of grant, 9 March 2015.  This does not include dividends reinvested since the date of grant.  These will be subject to a later announcement once the final number of dividends has been determined:

	Nil Cost Option over Ordinary Shares	Conditional Awards of ADSs/ (ADSs)
	Vested	Vested
Sir Andrew Witty*	49,575
Mr S Dingemans*	29,286
Dr M Slaoui*		19,555
Ms D Connelly		5,734
Mr W Louv		4,976
Mr D Redfern	12,536
Ms C Thomas	15,396
Mr D Troy		10,284
Mr P Vallance	21,317
Ms E Walmsley	10,643
* Denotes an Executive Director

The table below shows the post tax Deferred Shares that will vest on the third anniversary of grant, 12 March 2015.  This does not include dividends reinvested since the date of grant.  These will be the subject of a later announcement once the final number of dividends has been determined:

Co-Investment Shares (ADSs)
Released
Ms D Connelly	1,240

For the three year period 1 January 2012 to 31 December 2014, the Company achieved performance as set out in the 2012 PSP section above and the Remuneration Committee has confirmed that 13.5% of the award of Matching Shares will vest on the third anniversary of the award and that the balance lapsed.  The table below shows the pre tax Matching Shares that will vest on 9 March 2015, the third anniversary of the Award.  This does not include dividends reinvested since the date of grant.  These will be subject to a later announcement once the final number of dividend shares has been determined:

	Nil Cost Option over Ordinary Shares		Conditional Awards over ADSs
	Vested	Lapsed	Vested	Lapsed
Sir Andrew Witty*	6,693	42,882
Mr S Dingemans*	3,954	25,332
Dr M Slaoui*			2,640	16,915
Ms D Connelly			774	4,960
Mr W Louv			672	4,304
Mr D Redfern	1,692	10,844
Ms C Thomas	2,078	13,318
Mr D Troy			1,388	8,896
Mr P Vallance	2,878	18,439
Ms E Walmsley	1,437	9,206
* Denotes an Executive Director

The above nil cost options in respect of Deferred Shares and Matching Shares can be exercised until 9 March 2022.  Dividends no longer accrue on these shares post vesting.

The table below shows the post tax Matching Shares that will vest on 12 March 2015, the third anniversary of the Award, excluding dividends reinvested since the date of grant as above:

	Conditional Awards over ADSs
	Vested	Lapsed
Ms D Connelly	167	1,073

2012 Performance Share Plan Awards to senior executives who have since been designated PDMRs

The conditional awards granted in 2012 to senior executives who have since been designated PDMRs, were dependent on EPS performance (50% of the award) and operational performance targets or relative Total Shareholder Return (remaining 50% of award) over the period 1 January 2012 to 31 December 2014.

The table below shows the proportion of these Performance Share Plan conditional awards that vested and lapsed on 12 February 2015.  This does not include dividends reinvested since the date of grant.  These will be subject to a later announcement once the final number of dividends has been determined:

	Awards vested	Awards lapsed
	Ordinary Shares	Ordinary Shares
Mr R Connor	0	16,180
Mrs V Whyte	0	11,800
	Awards vested	Awards lapsed
	ADSs	ADSs
Mr N Hirons	0	6,740

The Company, Executive Directors and PDMRs were advised of these transactions on 13 February 2015.

The closing share prices of an Ordinary Share and of an ADS of GlaxoSmithKline plc at the point of vesting on 12 February 2015 were £14.855 and US$45.95 respectively.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

VA Whyte
Company Secretary

13 February 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 13, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc